

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2022

William McCombe
Chief Financial Officer
Velo3D, Inc.
511 Division Street
Campbell , CA 95008

> **Re: Velo3D, Inc.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed March 28, 2022**
> **File No. 001-39757**

Dear Mr. McCombe:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 58

1.   We note your statement on page 60 that your future cash requirements and the adequacy of available funds will depend on many factors, including those set forth in the section of this Annual Report titled " *Risk Factors*." In lieu of references to elsewhere in the filing, please identify within the MD&A the factors that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in a material way.

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 76

2.   Please clarify in your policy disclosure how you account for the revenue related to

the installation of the 3D Printer and bundled software. Refer to the last sentence in ASC 606-10-55-86.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology